TRUST FOR CREDIT UNIONS
AMENDMENT NO. 6 TO BY-LAWS
July 9, 2007
     RESOLVED, that Article 3 of the By-Laws of Trust for Credit Unions (the “Trust”) be, and hereby is, redesignated “Chair, Vice Chair, Officers and Emeritus Trustee,” and
     FURTHER RESOLVED, that the following Section 3.13 of the By-Laws of the Trust be, and hereby is, included in Article 3 as set forth below:
ARTICLE 3
Chair, Vice-Chair, Officers and Emeritus Trustee
     3.13 Emeritus Trustee. Upon his resignation as a Trustee of the Trust, the Trustees may designate Edgar F. Callahan as “Emeritus” Trustee for the limited purpose of providing advice and counsel to the Trustees in connection with the Trustees’ management of the business and officers of the Trust. Mr. Callahan shall have no power to act on behalf of the Trust and shall not be entitled to vote on any matter that comes before the Trustees.”